31 January 2003

CORUS GROUP plc


SECTION 198 COMPANIES ACT 1985 - DISCLOSURE OF INTEREST IN SHARES

Corus Group plc received notification on 30 January 2003 from Legal & General Investment Management, in accordance with Section 198 of the Companies Act 1985 (the "Act"), that on 30 January 2003 Legal & General Investment Management was interested for the purposes of the Act in 104,162,284 ordinary shares of 50p each, representing 3.32% of Corus Group plc's issued capital.
END